RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC, V6E 4A4

Red Metal Resources Mobilizes Crews to Ville Marie, Quebec, Contiguous to
Recent Hydrogen Discovery

VANCOUVER, BC, November 13, 2025 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE: RMES, OTCPINK: RMESF, FSE: I660) is pleased to announce it has mobilized crews and collected UAV supported magnetic survey data over the Company's Point Piche Property in Lake Timiskaming in the Témiscamingue Graben region.

The survey is being conducted by Fladgate Exploration Consulting out of Thunder Bay, ON, using a 15-meter detailed line spacing while flying at very low elevation over the lake. Low elevation and closely spaced lines increase the resolution of the data collected. The collection of high-density magnetic data will be used to aid in a structural interpretation of bedrock under the lakebed.

The Témiscamingue Graben is a Proterozoic-Paleozoic structural corridor hosting promising lithologies for natural hydrogen accumulation in the form of ultramafic source rocks covered by dolomites and limestones as potential cap rocks. The Temiskaming Graben is an approximately  400 km long and 50 km wide depression straddling the Ontario-Quebec border in Eastern Canada. The Témiscamingue Graben is now partially filled by Lake Temiskaming. Work completed by Quebec City's Institut National de Recherche Scientifique (INRS), Quebec Innovative Material Corp (QIMC), and Record Resources Inc (RES) recorded hydrogen anomalies in lake sampling, which has been disclosed in the news release issued by Record Resources Inc on April 7, 2025.

The Company's CEO and President, Caitlin Jeffs, commented, "The current survey represents an important step in advancing our understanding of the geological setting of this region, and we believe it strengthens our foundation as we move toward evaluating potential natural hydrogen opportunities in the Témiscamingue Graben."

Figure 1 - Magnetic Survey Area

This news release may contain information about adjacent properties on which the Company has no right to explore or mine. Investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on the properties.

Qualified Person

The technical content of this news release has been reviewed and approved by Caitlin Jeffs, P.Geo, who is a Qualified Person ("QP") as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's portfolio of projects includes seven separate mineral claim blocks and mineral claim applications, highly prospective for Hydrogen, covering 160 mineral claims and totalling over 4,178 hectares, located in Ville Marie, Quebec, and Larder Lake, Ontario, Canada. As well, the Company has a Chilean copper project, located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF and on the Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.